[LETTERHEAD OF LINEO, INC.]

January 12, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

  Lineo, Inc.
  Registration Statement on Form S-1, File No. 333-37346
  Application for Withdrawal of Application for Confidential Treatment

Ladies and Gentlemen:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Lineo, Inc. (the "Registrant") applied for an Order on January 12, 2001 granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-37346. In addition, the Registrant also requested to withdraw its application for confidential treatment (the "Confidential Treatment Application"), with the understanding that the information for which confidential treatment was requested would not become publicly available. Accordingly, on behalf of the Registrant, we hereby respectfully request that all documents and materials submitted with or in connection with the Confidential Treatment Application be returned to the undersigned. If you have any questions regarding the foregoing request, please contact the undersigned or Laura A. Bertin at Summit Law Group, legal counsel to the Registrant, at (206) 281-9881.

Sincerely,
Lineo, Inc.
/s/ BRYAN W. SPARKS Bryan W. Sparks President and Chief Executive Officer

[LETTERHEAD OF LINEO, INC.]

January 12, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

  Lineo, Inc.
  Registration Statement on Form S-1, File No. 333-37346
  Application for Withdrawal

Ladies and Gentlemen:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-37346 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on May 18, 2000.

    In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. The Registrant hereby also withdraws its request for confidential treatment with the understanding that the information for which confidential treatment was requested will not become publicly available.

    Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions regarding the foregoing application for withdrawal, please contact Laura A. Bertin or Mark F. Worthington at Summit Law Group, legal counsel to the Registrant, at (206) 281-9881.

Sincerely,
Lineo, Inc.
/s/ BRYAN W. SPARKS Bryan W. Sparks President and Chief Executive Officer